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                            September 15, 2022

       Du Jun
       Chief Financial Officer
       SINOPEC SHANGHAI PETROCHEMICAL CO LTD
       No. 48 Jinyi Road, Jinshan District, Shanghai, 200540
       The People   s Republic of China

                                                        Re: SINOPEC SHANGHAI
PETROCHEMICAL CO LTD
                                                            Form 20-F for the
for the Fiscal Year Ended December 31, 2021
                                                            Response dated
September 8, 2022
                                                            File No. 001-12158

       Dear Mr. Jun:

               We have reviewed your September 8, 2022 response to our comment letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to the comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

             After reviewing your response to the comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
       August 30, 2022 letter.

       Correspondence dated September 8, 2022

       Item 3.C Risk Factors, page 8

   1. We note your response to prior comment 1. Please revise your disclosure to also discuss that the PCAOB is
required to reassess its determinations with regard to inspecting and investigating in
mainland China and Hong Kong by the end of 2022.
 Du Jun
SINOPEC SHANGHAI PETROCHEMICAL CO LTD
September 15, 2022
Page 2

      Please contact Daniel Crawford at 202-551-7767 or Christine Westbrook at 202-551-
5019 with any questions.



                                                        Sincerely,
FirstName LastNameDu Jun
                                         Division of Corporation Finance
Comapany NameSINOPEC SHANGHAI PETROCHEMICAL CO LTD
                                         Office of Life Sciences
September 15, 2022 Page 2
cc:       Scott Lesmes, Esq.
FirstName LastName